U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

   James Scibelli
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   (Last)               (First)                 (Middle)

   One Hollow Lane, Suite 208
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                                    (Street)

   Lake Success, New York 11040
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   4/6/98
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Linkon Corporation (LKON)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_| Director                             |X| 10% Owner
|_| Officer (give title below)           |_| Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)

   N/A
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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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
Common Stock, par value $0.001 per
 share                                   1,680,000 shares               (I)                 RG Capital Fund, LLC (I)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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*     The shares are held by RG Capital Fund, LLC., a New York limited liability company ("RG"). The Managing Member of RG is SG Capital Corp., a New York corporation of which the Reporting Person is the sole shareholder, sole director and sole officer.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                      5. Owner-
                                                    3. Title and Amount of Securities                    ship
                                                       Underlying Derivative Security                    Form of
                           2. Date Exercisable         (Instr. 4)                                        Derivative
                              and Expiration Date   ---------------------------------  4. Conver-        Security:
                              (Month/Day/Year)                             Amount         sion or        Direct      7. Nature of
                           ----------------------                          or             Exercise       (D) or         Indirect
                             Date       Expira-                            Number         Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of             Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date       Title                   Shares         Security       (Instr. 5)     (Instr. 5)
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
Stock Purchase Warrants      4/6/98     10/6/99    Common Stock, par value 1,000,000       $1.50           (I)       Roberts &
                                                   $0.001 per share                                                  Green, Inc. (2)
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

Explanation of Responses:

(2) The stock purchase warrants are held by Roberts & Green, Inc., a New York corporation, of which the Reporting Person is the sole shareholder, sole director and sole officer.


April 15, 1998                            By: /s/ James Scibelli
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Date                                         Name: James Scibelli

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.